Dreyfus Insured Municipal Bond Fund , Inc.
Statement of Investments
July 31, 2005 (Unaudited)

Long-Term Municipal Investments--98.8%	Principal Amount ($)	Value ($)
Alabama--4.1%		
Auburn University, General Fee Revenue 5.75%, 6/1/2017 (Insured: MBIA)	1,000,000	1,113,090
Jefferson County, Capital Improvement and Warrants 5%, 4/1/2009 (Insured: MBIA)	4,000,000	4,251,000
Alaska--3.8%		
Alaska International Airports System, Revenue 5.75%, 10/1/2020 (Insured: AMBAC)	4,500,000	5,058,135
California--5.6%		
California Infrastructure and Economic Development Bank, Revenue (Workers Compensation Relief) 5.25%, 10/1/2014 (Insured: AMBAC)	1,875,000	2,081,044
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed 5%, 7/1/2012 (Insured: AMBAC)	1,670,000 a	1,742,061
Metropolitan Water District of Southern California, Waterworks Revenue 5%, 10/1/2029 (Insured: MBIA)	1,000,000	1,059,150
San Diego Unified School District Zero Coupon, 7/1/2015 (Insured: FGIC)	3,690,000	2,454,846
Colorado--.9%		
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) 5.75%, 12/15/2017 (Insured: FGIC)	1,000,000	1,154,290
Connecticut--1.6%		
Connecticut Special Tax Obligation, Revenue (Transportation Infrastructure Purpose) 5%, 1/1/2023 (Insured: FGIC)	2,000,000	2,127,780
Delaware--5.6%		
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) 6.20%, 6/1/2025 (Insured: AMBAC)	5,000,000	5,112,600
Delaware River and Bay Authority, Revenue 5.25%, 1/1/2016 (Insured: MBIA) (Prerefunded 1/1/2013)	2,015,000 b	2,237,436
Florida--2.9%		
Miami-Dade County Expressway Authority, Toll System Revenue 5%, 7/1/2033 (Insured: FGIC)	1,000,000	1,051,010
Tampa Bay Water, Utility System Improvement Revenue 5.25%, 10/1/2019 (Insured: FGIC)	2,575,000	2,804,432

Idaho--1.7%

Boise State University, Revenue 5.375%, 4/1/2022 (Insured: FGIC)	2,000,000	2,182,760

Illinois--2.8%

Chicago, Project 5.50%, 1/1/2040 (Insured: FGIC)	1,000,000	1,089,580
Chicago O'Hare International Airport, Revenue (General Airport Third Lien) 5.25%, 1/1/2027 (Insured: MBIA)	2,500,000	2,641,800

Indiana--2.9%

Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) 5.50%, 2/1/2026 (Insured: MBIA)	3,500,000	3,803,940

Massachusetts--2.8%

Massachusetts Water Resources Authority, General Revenue: 5%, 8/1/2028 (Insured: MBIA)	1,500,000	1,605,660
5%, 8/1/2029 (Insured: MBIA)	2,000,000	2,138,940

Minnesota--2.5%

Southern Minnesota Municipal Power Agency, Power Supply System Revenue 5%, 1/1/2012 (Insured: MBIA)	3,000,000	3,254,040

Missouri--5.8%

Metropolitan Saint Louis Sewer District, Wastewater System Revenue 5%, 5/1/2034 (Insured: MBIA)	1,500,000	1,577,520
The City of Saint Louis, Airport Revenue (Airport Development Program): 5.625%, 7/1/2019 (Insured: MBIA) (Prerefunded 7/1/2011)	2,500,000 b	2,795,325
5%, 7/1/2011 (Insured: MBIA)	1,230,000	1,334,390
5%, 7/1/2011 (Insured: MBIA)	1,770,000	1,915,282

New Jersey--7.7%

New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co.) 6.40%, 5/1/2032 (Insured: MBIA)	7,100,000	7,246,686
New Jersey Turnpike Authority, Turnpike Revenue 5%, 1/1/2035 (Insured: AMBAC)	1,500,000	1,557,855
Rutgers, The State University, GO 5%, 5/1/2031 (Insured: FGIC)	1,245,000	1,314,919

New York--9.2%

Metropolitan Transportation Authority: (State Service Contract) 5.50%, 1/1/2020 (Insured: MBIA)	2,000,000	2,216,720
Transportation Revenue 5.50%, 11/15/2019 (Insured: AMBAC)	5,000,000	5,595,900
New York 5.25%, 8/15/2015 (Insured: FSA)	2,000,000	2,212,120
New York City Municipal Water Finance Authority, Water and Sewer System Revenue: 5%, 6/15/2028 (Insured: MBIA)	1,000,000	1,062,010
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue 5%, 10/15/2032 (Insured: AMBAC)	1,000,000	1,060,130

North Carolina--.8%

Catawba County, COP (Catawba County Public School and Community College Facilities Project) 5.25%, 6/1/2016 (Insured: MBIA)	1,000,000	1,103,600

Ohio--2.7%

Cleveland State University, General Receipts 5%, 6/1/2034 (Insured: FGIC)	1,150,000	1,209,903
Ohio Turnpike Commission, Turnpike Revenue 5.50%, 2/15/2017 (Insured: FGIC)	1,995,000	2,294,410

Oregon--1.2%

Oregon, Department of Administrative Services, Lottery Revenue 5%, 4/1/2012 (Insured: FSA)	1,500,000	1,632,780

Pennsylvania--1.3%

Perkiomen Valley School District, GO 5.25%, 3/1/2028 (Insured: FSA)	1,550,000	1,673,814

South Carolina--2.1%

Spartanburg Sanitary Sewer District, Sewer System Revenue 5.25%, 3/1/2030 (Insured: MBIA)	1,000,000	1,077,630
University of South Carolina, Athletic Facilities Revenue 5.50%, 5/1/2022 (Insured: AMBAC)	1,575,000	1,737,052

Texas--7.0%

City of San Antonio, Water System Revenue: 5.50%, 5/15/2019 (Insured: FSA)	1,000,000	1,105,630
5.50%, 5/15/2020 (Insured: FSA)	2,500,000	2,750,675
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project) 5.25%, 3/1/2023 (Insured: FGIC)	2,470,000	2,649,569
Texas Turnpike Authority (Central Texas Turnpike System) Revenue 5.50%, 8/15/2039 (Insured: AMBAC)	2,500,000	2,757,225

Utah--2.3%

State Board of Regents of the State of Utah: University of Utah, HR 5.50%, 8/1/2015 (Insured: MBIA) (Prerefunded 8/1/2011)	1,000,000 b	1,108,910
Utah State University, Student Fee and Housing System Revenue 5%, 4/1/2029 (Insured: MBIA)	1,850,000	1,946,237

Virginia--10.5%

Danville Industrial Development Authority, HR (Danville Regional Medical Center) 5.25%, 10/1/2028 (Insured: AMBAC)	1,500,000	1,694,580
Greater Richmond Convention Center Authority, Hotel Tax Revenue: 5%, 6/15/2016 (Insured: MBIA)	2,000,000	2,184,840
5%, 6/15/2030 (Insured: MBIA)	1,000,000	1,057,870
Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured: FSA)	1,225,000	1,364,270
Upper Occoquan Sewer Authority, Regional Sewer Revenue 5.15%, 7/1/2020 (Insured: MBIA)	5,210,000	5,837,649

Virginia University Revenue		
(General Pledge)		
5%, 5/1/2014 (Insured; AMBAC)	1,615,000	1,764,646
West Virginia--9.7%		
West Virginia:		
6.50%, 11/1/2026 (Insured; FGIC)	2,600,000	3,263,650
Zero Coupon, 11/1/2026 (Insured; FGIC)	5,450,000	2,003,474
West Virginia Building Commission, LR		
(West Virginia Regional Jail)		
5.375%, 7/1/2021 (Insured; AMBAC)	2,505,000	2,842,599
West Virginia Higher Education Policy Commission,		
Revenue (Higher Education Facilities)		
5%, 4/1/2029 (Insured; FGIC)	2,000,000	2,108,480
West Virginia Water Development Authority,		
Water Development Revenue		
(Loan Program II):		
5.25%, 11/1/2023 (Insured; AMBAC)	1,000,000	1,098,070
5%, 11/1/2029 (Insured; AMBAC)	1,400,000	1,474,634
U.S. Related--1.3%		
Puerto Rico Highway and		
Transportation Authority,		
Transportation Revenue		
5.50%, 7/1/2012 (Insured; FGIC)	1,500,000	1,692,300
Total Long-Term Municipal Investments		
(cost $123,476,044)		130,286,948
Short-Term Municipal Investment--.8%		
Pennsylvania;		
The Hospitals and Higher Education Facilities		
Authority Of Phildelphia, HR, VRDN		
(The Children's Hospital Of Philadelphia Project) 2.33%		
(Insured; MBIA)		
(cost $1,000,000)	1,000,000 c	1,000,000
Total Investments (cost $124,476,044)	99.6%	131,286,948
Cash and Receivables (Net)	0.4%	525,739
Net Assets	100.0%	131,812,687

a Purchased on a delayed delivery basis.
b Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire
c Security payable on demand. Variable interest rate--subject to periodic change.
d At July 31, 2005, 25.7% of the fund's net assets are insured by AMBAC and 41.4% are insured by MBIA.
Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.